FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
CNPJ/MF No. 47.508.411/0001 -56
Publicly-Held Company

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“CBD” or “Company”) hereby informs that, as regards the conversion of the Company’s Preferred Shares Class B into Preferred Shares Class A as per Notice to the Market dated February 9, 2010, no positive difference was verified between the weighted average of the price per volume of Preferred Shares Class A on the 15 trading sessions held at the São Paulo Stock Exchange (BM&FBOVESPA) immediately before the conversion date and the amount equivalent to forty reais (R$ 40.00), duly adjusted according to CDI Rate variation, as stated in item 2.4 of the Notice to Shareholders, published on June 7, 2009. For clarification purposes, the aforementioned difference, if due, would be paid to the former shareholders of Globex Utilidades S.A. who adhered to the public tender offer for the acquisition of its common shares, liquidated on February 10, 2010.

The Company’s Investors Relations Department remains at the shareholders’ disposal for clarifications on any matters concerning the object of this Press Release through telephone number (11) 3886-0421 or the e-mail gpa.ri@grupopaodeacucar.com.br.

São Paulo, February 17, 2010.

____________________________________
Daniela Sabbag
Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 17, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Operating Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.